No Act

16004088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/30/16

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 18 2016
Washington, DC 20549

February 18, 2016

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public
Availability: 2-18-16

John Chevedden
FISMA & OMB Memorandum M-07-16

Re: NCR Corporation

Dear Mr. Chevedden:

This is in regard to your letters dated January 6, 2016, January 15, 2016, January 24, 2016, January 25, 2016, January 29, 2016 and January 30, 2016 concerning the shareholder proposal submitted by Myra K. Young for inclusion in NCR's proxy materials for its upcoming annual meeting of security holders. On January 6, 2016, we issued our response expressing our informal view that NCR could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

We received a letter dated February 17, 2016 from NCR stating that it has agreed to include the proposal in its proxy materials for its upcoming annual meeting and that it therefore withdraws its December 18, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

cc: Kimberley S. Drexler
Cravath, Swaine & Moore LLP
kdrexler@cravath.com

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
+1-212-474-1434

WRITER'S EMAIL ADDRESS
kdrexler@cravath.com

February 17, 2016

<u>NCR Corporation</u>
<u>Shareholder Proposal of Myra K. Young</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Dear Ladies and Gentlemen:

On behalf of our client, NCR Corporation, a Maryland corporation ("NCR" or the "Company"), we write in response to a letter dated January 30, 2016 (the "January 30, 2016 Letter"), that was sent by Mr. John Chevedden to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission in which he requested that the Staff reconsider and reverse its position set forth in the no action letter it granted NCR on January 6, 2016.

On NCR's behalf, we had requested no action relief from the Staff in a letter dated December 18, 2015 (the "December 18, 2015 Letter"). In that letter, we advised you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, of NCR's intention to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders a shareholder proposal and related supporting statement, dated October 19, 2015 (collectively, the "Proposal") submitted by Myra K. Young, because NCR believed that the Proponent had failed to provide adequate proof of ownership to satisfy Rule 14a-8(b).

Upon further consideration, and on the basis of information that the Company learned after receiving the January 30, 2016 Letter, NCR has determined to withdraw the December 18, 2015 Letter and intends to include the Proposal in its 2016 Proxy Materials.

If the Staff has any questions with respect to this matter, please contact me at (212) 474-1434. I would appreciate your sending any response via email to me at kdrexler@cravath.com as well as to NCR, attention of Justin Heineman, Law Vice President and Chief Corporate Counsel, at justin.heineman@ncr.com.

Sincerely,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Copy to:

Edward Gallagher
Senior Vice President, General Counsel and Secretary
NCR Corporation
7 World Trade Center
250 Greenwich Street
New York, New York 10007

VIA EMAIL: edward.gallagher@ncr.com

Justin Heineman
Law Vice President and Chief Corporate Counsel
NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096

VIA EMAIL: justin.heineman@ncr.com

Myra K. Young

FISMA & OMB Memorandum M-07-16

VIA FEDERAL EXPRESS

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

VIA EMAIL: ***FISMA & OMB Memorandum M-07-16***
VIA FEDERAL EXPRESS

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 30, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Request for Reconsideration
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is to request that the Staff of the Division reconsider and reverse its position set forth in *NCR Corporation* (January 6, 2016).

The company apparently received the attached verification of stock ownership that was forwarded to the company on November 12, 2015.

The company has not contested the additional notice of this documentation that was forward to the Office of Chief Counsel and the company on January 6, 2016.

An October 29, 2015 company email said to contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com>

------ Forwarded Message
From: "Krumme, Tracy" <Tracy.Krumme@ncr.com>
Date: Thu, 29 Oct 2015 17:42:36 +0000
To: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Subject: Automatic reply: Rule 14a-8 Proposal (NCR)``

I am no longer with NCR Corporation. Please contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com> with any NCR matters you would normally direct to me.

Best wishes,

Tracy Krumme

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young

Gavin Bell <gavin.bell@ncr.com>
Kimberley S. Drexler <kdrexler@cravath.com>

------ Forwarded Message
From: "Krumme, Tracy" <Tracy.Krumme@ncr.com>
Date: Thu, 29 Oct 2015 17:42:36 +0000
To: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Subject: Automatic reply: Rule 14a-8 Proposal (NCR)``

I am no longer with NCR Corporation. Please contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com> with any NCR matters you would normally direct to me.

Best wishes,

Tracy Krumme

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The attached verification of stock ownership (2-page attachment) was forwarded to the company on November 12, 2015.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young

Gavin Bell <gavin.bell@ncr.com>

------ Forwarded Message
From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Date: Thu, 12 Nov 2015 13:55:55 -0800
To: Bridget Boyle <bridget.boyle@ncr.com>
Cc: Gavin Bell <gavin.bell@ncr.com>
Conversation: Rule 14a-8 Proposal (NCR) blb
Subject: Rule 14a-8 Proposal (NCR) blb

Dear Mr. Gallagher,
Please see the attached broker letter.
Sincerely,
John Chevedden

------ End of Forwarded Message

TD Ameritrade

11/12/2015

Myra Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NCR Corporation (NCR) Common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Megan Aarons
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 29, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Request for Reconsideration
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is to request that the Staff of the Division reconsider and reverse its position set forth in *NCR Corporation* (January 6, 2016).

The company apparently received the attached verification of stock ownership that was forwarded to the company on November 12, 2015.

The company has not contested the additional notice of this documentation that was forward to the Office of Chief Counsel and the company on January 6, 2016.

An October 29, 2015 company email said to contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com>

------ Forwarded Message
From: "Krumme, Tracy" <Tracy.Krumme@ncr.com>
Date: Thu, 29 Oct 2015 17:42:36 +0000
To: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Subject: Automatic reply: Rule 14a-8 Proposal (NCR)``

I am no longer with NCR Corporation. Please contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com> with any NCR matters you would normally direct to me.

Best wishes,

Tracy Krumme

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young

Gavin Bell <gavin.bell@ncr.com>
Kimberley S. Drexler <kdrexler@cravath.com>

------ Forwarded Message
From: "Krumme, Tracy" <Tracy.Krumme@ncr.com>
Date: Thu, 29 Oct 2015 17:42:36 +0000
To: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Subject: Automatic reply: Rule 14a-8 Proposal (NCR)``

I am no longer with NCR Corporation. Please contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com> with any NCR matters you would normally direct to me.

Best wishes,

Tracy Krumme

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 25, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Request for Reconsideration
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is to request that the Staff of the Division reconsider and reverse its position set forth in *NCR Corporation* (January 6, 2016).

The company apparently received the attached verification of stock ownership that was forwarded to the company on November 12, 2015.

The company has not contested the additional notice of this documentation that was forward to the Office of Chief Counsel and the company on January 6, 2016.

An October 29, 2015 company email said to contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com>

------ Forwarded Message
From: "Krumme, Tracy" <Tracy.Krumme@ncr.com>
Date: Thu, 29 Oct 2015 17:42:36 +0000
To: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Subject: Automatic reply: Rule 14a-8 Proposal (NCR)``

I am no longer with NCR Corporation. Please contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com> with any NCR matters you would normally direct to me.

Best wishes,

Tracy Krumme

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young

Gavin Bell <gavin.bell@ncr.com>

------ Forwarded Message
From: "Krumme, Tracy" <Tracy.Krumme@ncr.com>
Date: Thu, 29 Oct 2015 17:42:36 +0000
To: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Subject: Automatic reply: Rule 14a-8 Proposal (NCR)``

I am no longer with NCR Corporation. Please contact Gavin Bell at gavin.bell@ncr.com <mailto:gavin.bell@ncr.com> with any NCR matters you would normally direct to me.

Best wishes,

Tracy Krumme

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The attached verification of stock ownership (2-page attachment) was forwarded to the company on November 12, 2015.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young
Gavin Bell <gavin.bell@ncr.com>

------ Forwarded Message
From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Date: Thu, 12 Nov 2015 13:55:55 -0800
To: Bridget Boyle <bridget.boyle@ncr.com>
Cc: Gavin Bell <gavin.bell@ncr.com>
Conversation: Rule 14a-8 Proposal (NCR) blb
Subject: Rule 14a-8 Proposal (NCR) blb

Dear Mr. Gallagher,
Please see the attached broker letter.
Sincerely,
John Chevedden

------ End of Forwarded Message

TD Ameritrade

11/12/2015

Myra Young
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NCR Corporation (NCR) Common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Megan Aarons

Megan Aarons
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 24, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Request for Reconsideration
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is to request that the Staff of the Division reconsider and reverse its position set forth in NCR Corporation (January 6, 2016).

The company apparently received the attached verification of stock ownership (2-page attachment) that was forwarded to the company on November 12, 2015.

The company has not contested the additional notice of this documentation that was forward to the Office of Chief Counsel and the company on January 6, 2016.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young

Gavin Bell <gavin.bell@ncr.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The attached verification of stock ownership (2-page attachment) was forwarded to the company on November 12, 2015.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young
Gavin Bell <gavin.bell@ncr.com>

------ Forwarded Message
From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Date: Thu, 12 Nov 2015 13:55:55 -0800
To: Bridget Boyle <bridget.boyle@ncr.com>
Cc: Gavin Bell <gavin.bell@ncr.com>
Conversation: Rule 14a-8 Proposal (NCR) blb
Subject: Rule 14a-8 Proposal (NCR) blb

Dear Mr. Gallagher,
Please see the attached broker letter.
Sincerely,
John Chevedden

------ End of Forwarded Message

TD Ameritrade

11/12/2015

Myra Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NCR Corporation (NCR) Common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Megan Aarons

Megan Aarons
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 15, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The company apparently received the attached verification of stock ownership (2-page attachment) that was forwarded to the company on November 12, 2015.

The company has not contested the additional notice of this documentation that was forward to the Office of Chief Counsel and the company 9-days ago.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young
Gavin Bell <gavin.bell@ncr.com>

------ Forwarded Message
From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Date: Thu, 12 Nov 2015 13:55:55 -0800
To: Bridget Boyle <bridget.boyle@ncr.com>
Cc: Gavin Bell <gavin.bell@ncr.com>
Conversation: Rule 14a-8 Proposal (NCR) blb
Subject: Rule 14a-8 Proposal (NCR) blb

Dear Mr. Gallagher,
Please see the attached broker letter.
Sincerely,
John Chevedden

------ End of Forwarded Message

TD Ameritrade

11/12/2015

Myra Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NCR Corporation (NCR) Common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Megan Aarons
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave,
Omaha, NE 68154

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The attached verification of stock ownership (2-page attachment) was forwarded to the company on November 12, 2015.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Myra K. Young
Gavin Bell <gavin.bell@ncr.com>

------ Forwarded Message
From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Date: Thu, 12 Nov 2015 13:55:55 -0800
To: Bridget Boyle <bridget.boyle@ncr.com>
Cc: Gavin Bell <gavin.bell@ncr.com>
Conversation: Rule 14a-8 Proposal (NCR) blb
Subject: Rule 14a-8 Proposal (NCR) blb

Dear Mr. Gallagher,
Please see the attached broker letter.
Sincerely,
John Chevedden

------ End of Forwarded Message

TD Ameritrade

11/12/2015

Myra Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NCR Corporation (NCR) Common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Megan Aarons
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.